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SCITEX                                                                   EX-99.2




                                                                            NEWS


FOR IMMEDIATE RELEASE

              NACHUM "HOMI" SHAMIR APPOINTED PRESIDENT AND CEO OF
                               SCITEX CORPORATION

   NEW APPOINTMENT BRINGS INTERNATIONAL VISION TO TECHNOLOGY-FOCUSED COMPANY

TEL AVIV, ISRAEL - JUNE 18, 2003. SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX) announced today that Homi Shamir has been appointed to the position of President and CEO of Scitex Corporation replacing Mr. Yeoshua Agassi, effective June 30, 2003. Mr. Shamir, current President and CEO of Scitex Digital Printing Inc.
(SDP), a wholly owned subsidiary of Scitex Corporation, will continue to serve in this capacity with SDP. The appointment of Mr. Shamir brings to the Scitex parent organization a global view of the graphic arts and data center markets, as well as hands-on experience and direct knowledge of customer applications and businesses.

Commenting on the appointment, Ami Erel, new Chairman of the Board, Scitex Corporation, stated: "Scitex is a leader in core inkjet digital printing technologies with Scitex Digital Printing and Scitex Vision as critical components of our strength and success. Both companies are poised to capture significant opportunities in their respective markets and require a business leader and strategic implementer who will move us to the forefront in the industries we serve. Mr. Shamir has a proven track record in accomplishing such goals and we are proud to elevate him to this new role."

Mr. Shamir has a rich and varied 10-year history with Scitex Digital Printing having served as managing director of the Asia-Pacific and Japan region. In this role, he was responsible for positioning the company in the region as a leader in high-speed, variable information technology. Subsequently, Mr. Shamir was appointed President and CEO of Scitex Digital Printing where he led the company towards becoming the world's leading innovator and provider of ultra-high-speed, variable information with full-color digital printing. Mr. Shamir extends his leadership role beyond the company and is actively involved in industry associations, community, and academic boards with a special interest in educational excellence in science and technology. Shamir is a worldwide featured speaker and award recipient, the most recent one being the On Demand Pioneer Award in April 2003.

"Scitex Vision, led by Dov Ofer, president and CEO, has positioned itself as an industry leader. Together with SDP, we present the market with the most advanced technologies in both variable data color and wide format inkjet printing," said Homi Shamir, president and CEO of Scitex Corporation. "Going forward, we strive to position Scitex as the powerhouse for inkjet technologies, and to leverage our core competencies. I am honored by the opportunity and look forward to leading the entire Scitex family." Mr. Shamir concluded: "I would like to take this opportunity to thank Mr. Agassi for his valuable contribution,


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leadership  and  experience  throughout  his  nearly  two  years in  service  as
President and CEO of Scitex Corporation, and to wish him all the best in the future."

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, AND (8) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

                           --------------------------

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

CONTACTS

SCITEX CORPORATION LTD.
-----------------------
Yahel Shachar                                Dalit Yehuda
Chief Financial Officer                      Corporate Assistant
Tel: +972 3 607-5755                         Tel: +972 3 607-5755
Fax: +972 3 607-5756                         Fax: +972 3 607-5756
E-mail: yahel.shachar@scitex.com             E-mail: dalit.yehuda@cii.co.il